Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

11th May 2006

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Connected Transaction dated 9 May 2006 in connection with the Company in duplicate for your files.




06013786

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 00017)


New World China Land Limited
新世界中國地產有限公司

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 00917)

CONNECTED TRANSACTION

EQUITY TRANSFER AGREEMENT

The respective board of directors of NWD and NWCL are pleased to announce that on 8 May 2006, NWCI, a wholly-owned subsidiary of NWCL, Hainan Zhonghong, Hunan Development, Mr. Lan and Mr. Yan entered into the Equity Transfer Agreement under which NWCI and Hainan Zhonghong agreed to purchase 100% of the equity interest in Hunan Success from Hunan Development, Mr. Lan and Mr. Yan.

CONNECTED TRANSACTION FOR NWCL

As at the date of this announcement, Hainan Zhonghong is a connected person of NWCL by virtue of its holding of 20% equity interest in a subsidiary of NWCL. Accordingly, the Equity Transfer Agreement constitutes a connected transaction for NWCL under the Listing Rules. As the consideration ratio (as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Equity Transfer Agreement is subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

A circular containing details of the Equity Transfer Agreement, a letter from the independent board committee of NWCL and a letter from an independent financial adviser, both advising in respect of the terms of the Equity Transfer Agreement, will be despatched to the shareholders of NWCL as soon as practicable.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD holds an attributable interest of approximately 70% in the issued share capital of NWCL. Accordingly, the Equity Transfer Agreement also constitutes a connected transaction for NWD. As each of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Equity Transfer Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules. Relevant details will also be included in the next published annual report and accounts of NWD in accordance with Rule 14A.45 of the Listing Rules.

THE EQUITY TRANSFER AGREEMENT

Date: 8 May 2006

Parties:
(1) NWCI, a direct wholly-owned subsidiary of NWCL, as purchaser;
(2) Hainan Zhonghong, as purchaser;
(3) Hunan Development, as vendor;
(4) Mr. Lan, as vendor; and
(5) Mr. Yan, as vendor.

To the best of the knowledge, information and belief of the directors of each of NWD and NWCL and having made all reasonable enquiries, save and except Hainan Zhonghong, which holds 20% equity interest in a subsidiary of NWCL, each of Hunan Development, its ultimate beneficial owners and those of Hainan Zhonghong, Mr. Lan and Mr. Yan, are third parties independent of each of NWD and NWCL and connected persons of each of NWD and NWCL.

Major terms of the Equity Transfer Agreement

Acquisition of equity interest in Hunan Success

The Purchasers agreed to acquire 100% of the equity interest in Hunan Success from the Vendors for an aggregate consideration of RMB724,680,000 (equivalent to approximately HK$696,807,692), 90% of which (i.e. RMB652,212,000, equivalent to approximately HK$627,126,923) will be payable by NWCI in cash, and 10% of which (i.e. RMB72,468,000, equivalent to approximately HK$69,680,769) will be payable by Hainan Zhonghong. The amount of the Consideration payable by NWCI will be financed by internal resources of the Group.

Upon completion of the Transfer, Hunan Success will be owned as to 90% and 10% by NWCI and Hainan Zhonghong, respectively.

Major asset of Hunan Success

As the major asset owned by Hunan Success is the Land, the state-owned land use rights in respect of the Land will form part of the Transfer.

Payment terms

The Consideration will be payable by the Purchasers in the following manner:

(a) 50% of the Consideration, amounting to RMB362,340,000, will be payable within six days after Hunan Development has discharged the restriction imposed by the Intermediate People's Court of Xiangxi Autonomous Prefecture on the transfer of equity interest in Hunan Success, on the condition that the Vendors can only utilise the Consideration up to the amount of RMB120,000,000 to repay the loans of Hunan Success, and the remainder of the funds will be jointly monitored by the Parties until the relevant legal procedures in respect of the Transfer are completed.

(b) 30% of the Consideration, amounting to RMB217,404,000, will be payable to Yuhua Land Bureau or other relevant authorities for the funding of the demolition work within six days upon signing of the relevant agreement between the Vendors and Yuhua Land Bureau to carry out the demolition works, upon which the Vendors would be deemed to have received the second instalment of the Consideration. If the expenses incurred in the demolition exceeds or is less than RMB217,404,000, the final instalment of the Consideration payable to the Vendors would be adjusted accordingly.

(c) 20% of the Consideration, amounting to RMB144,936,000, will be payable to the Vendors within six days after receipt of notice from the Vendors relating to the completion of demolition of the existing structures on the Land, which is expected to take place within one year after payment of the second instalment of the Consideration.

The Consideration is determined principally by reference to the prevailing market value of the state-owned land use rights in respect of the Land.

Liability upon breach

Within 15 days from the date of payment of the first instalment of the Consideration, the Purchasers are required to provide the relevant legal documents for the purchase of the equity interest. If the Purchasers fail to provide such documents within the prescribed time, the Purchasers would be deemed to have breached the Equity Transfer Agreement, entitling the Vendors to freely utilise the first instalment of the Consideration. If the Purchasers have provided such documents but the Vendors fail to complete the legal procedures for the Transfer to register the Purchasers as the owners of Hunan Success, the Purchasers will have the right to rescind the Equity Transfer Agreement and obtain a refund of the part of the Consideration paid up to that date.

If the Purchasers fail to pay the Consideration according to the prescribed manner pursuant to the Equity Transfer Agreement, they would incur a penalty of 0.3% of the amount payable for each day of delay within the initial 10 days of delay. If the Purchasers fail to make payment after 10 days, the Vendors have.the right to rescind the Equity Transfer Agreement and request the Purchasers to pay 25% of the Consideration to the Vendors as liquidated damages.

If the Vendors fail to transfer the equity interest of Hunan Success to the Purchasers and complete the relevant legal procedures in accordance with the Equity Transfer Agreement, they would incur a penalty of 0.3% on the amount of Consideration paid for each day of delay within the initial 10 days of delay. If the delay lasts for over 10 days, the Purchasers have the right to rescind the Equity Transfer Agreement and request the Vendors to refund the part of the Consideration already paid and pay 25% of the Consideration to the Purchasers as liquidated damages.

Discharge of debts of Hunan Success
All debts and liabilities, including any contingent liabilities, incurred by Hunan Success prior to the Equity Transfer Agreement are to be discharged by the Vendors. The Vendors warrant to repay all loans of Hunan Success within 15 days of receiving the first instalment of the Consideration so as to discharge all encumbrances on the Land. As at the date of the Equity Transfer Agreement, the amount of the outstanding loans of Hunan Success amounted to approximately RMB120,000,000.

If the Vendors fail to fully discharge the aforementioned debts in a timely manner and cause a claim to be brought against Hunan Success, the Purchasers may request the Vendors to indemnify them for all losses. If the Vendors cause a claim to be brought against the land use rights of the Land, or a claim is brought due to their failure to discharge liabilities in time, all losses suffered by the Purchasers as a result will be borne by the Vendors.

INFORMATION RELATING TO HUNAN SUCCESS

Hunan Success is principally engaged in property development in the PRC. Its main asset is the Land, which is located to the north of Laodong East Road, to the west of Huoxing Main Road, to the east of Dong Er Huan Road, and to the south of Guiyou Road, Changsha City, Hunan Province, the PRC, and is in close proximity to the city centre of Changsha with a total area of approximately 671 mu. The Land can be used for residential and commercial purposes. The permitted area of development is approximately 1,070,000 sq. m.

The audited net asset value of Hunan Success as at 31 December 2005 was RMB28,696,000. The audited net loss (both before and after taxation and extraordinary items) of Hunan Success for the two financial years ended 31 December 2004 and 31 December 2005 were RMB5,312,000 and RMB4,799,000, respectively.

INFORMATION RELATING TO NWD

The principal business of NWD includes investments in the area of property, infrastructure, services and telecommunications and technology.

INFORMATION RELATING TO NWCL

The principal business of NWCL includes property development and property related investments in the PRC.

INFORMATION RELATING TO NWCI

NWCI is principally engaged in the investment in PRC property projects and the provision of marketing and consultancy services in the area of property development in the PRC.

INFORMATION RELATING TO HAINAN ZHONGHONG

Hainan Zhonghong is principally engaged in the property development and investment business in the PRC.

INFORMATION RELATING TO HUNAN DEVELOPMENT

Hunan Development is principally engaged in the property development and investment business in the PRC.

REASONS FOR AND BENEFITS OF THE ENTERING INTO OF THE EQUITY TRANSFER AGREEMENT

The purpose of entering into the Equity Transfer Agreement is to acquire an interest in the Land, of which the directors of NWCL intend to develop into middle to high class residential and/or commercial development. In view of the healthy development of the property market in Changsha and the steady rise in the selling price of properties over the past years, the directors of NWCL believe that it is an optimal time for the Group to acquire an interest in the Land considering its convenient location and sizeable area.

In view of the above, the directors of each of NWCL and NWD believe that the terms of the Equity Transfer Agreement are fair and reasonable and in the interests of the shareholders of each of NWCL and NWD as a whole.

CONNECTED TRANSACTION FOR NWCL

As at the date of this announcement, Hainan Zhonghong is a connected person of NWCL by virtue of its holding of 20% equity interest in a subsidiary of NWCL. Accordingly, the Equity Transfer Agreement constitutes a connected transaction for NWCL under the Listing Rules. As the consideration ratio (as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Equity Transfer Agreement is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is required to be made conditional on approval by independent shareholders of NWCL either by convening a general meeting of the shareholders of NWCL or, pursuant to Rule 14A.43 of the Listing Rules, by means of a written approval by independent shareholders of NWCL who collectively hold more than 50% in nominal value of the shares of NWCL giving the right to attend and vote at such general meeting.

As at the date of this announcement, to the best of the knowledge, information and belief of the directors of each of NWD and NWCL and having made all reasonable enquiry, neither Hainan Zhonghong, Hunan Development, their respective ultimate beneficial owners, Mr. Lan, Mr. Yan, or their respective associates hold any interests in NWCL.

In view of the aforesaid, NWCL has applied to the Stock Exchange pursuant to Rule 14A.43 of the Listing Rules for a waiver from strict compliance with the requirement under the Listing Rules for NWCL to hold a general meeting to seek independent shareholders' approval in respect of the Equity Transfer Agreement, on the basis that (1) there are no shareholders who are required to abstain from voting if NWCL were to convene a general meeting for the approval of the Equity Transfer Agreement; and (2) the written approval approving the Equity Transfer Agreement from NWD, which holds directly and indirectly 2,714,858,780 shares of NWCL, representing approximately 70% interest in the issued share capital of NWCL giving the right to attend and vote at a general meeting, has been obtained.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD holds an attributable interest of approximately 70% in the issued share capital of NWCL, the Equity Transfer Agreement therefore also constitutes a connected transaction for NWD. As each of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Equity Transfer Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules. Relevant details will also be included in the next published annual report and accounts of NWD in accordance with Rule 14A.45 of the Listing Rules.

DESPATCH OF CIRCULAR

A circular containing details of the Equity Transfer Agreement, a letter from the independent board committee of NWCL and a letter from an independent financial adviser, both advising in respect of the terms of the Equity Transfer Agreement, will be despatched to the shareholders of NWCL as soon as practicable.

DEFINITIONS

For the purposes of this announcement, capitalised items appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"connected person"	has the meaning ascribed to it under the Listing Rules
"Consideration"	the aggregate consideration of RMB724,680,000 (equivalent to approximately HK$696,807,692) payable by the Purchasers to the Vendors in respect of the Transfer pursuant to the Equity Transfer Agreement
"Equity Transfer Agreement"	the equity transfer agreement dated 8 May 2006 entered into between the Parties in respect of the Transfer

"Group"	NWCL and its subsidiaries
"Hainan Zhonghong"	Hainan Zhonghong Investments Company Limited** (海南中泓投資有限公司), a company incorporated in the PRC with limited liability
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars and cents, the lawful currency of Hong Kong
"Hunan Development"	Hunan Success Development Investment Company Limited** (湖南成功開發投資有限公司), a company incorporated in the PRC with limited liability, and which, as at the date of the Equity Transfer Agreement, owned 60% equity interest of Hunan Success
"Hunan Success"	Hunan Success New Century Investment Company Limited** (湖南成功新世紀投資有限公司), a company incorporated in the PRC with limited liability, and which, as at the date of the Equity Transfer Agreement, was owned as to 60% by Hunan Development, 30% by Mr. Lan and 10% by Mr. Yan
"Land"	the land located to the north of Laodong East Road, to the west of Huoxing Main Road, to the east of Dong Er Huan Road, and to the south of Guiyou Road, Changsha City, Hunan Province, the PRC, with a total area of approximately 671 mu
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Lan"	Mr. Lan Guang Ming (蘭光明), a citizen of the PRC who, at the date of the Equity Transfer Agreement, owned 30% of the equity interest in Hunan Success
"Mr. Yan"	Mr. Yan Chao (顔超), a citizen of the PRC who, at the date of the Equity Transfer Agreement, owned 10% of the equity interest in Hunan Success
"NWCI"	New World China Land Investments Company Limited (新世界(中國)地產投資有限公司), a company incorporated in the PRC and is a wholly-owned subsidiary of NWCL
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and which is the controlling shareholder (as defined in the Listing Rules) of NWCL
"Parties"	NWCI, Mr. Yan, Mr. Lan, Hunan Development and Hainan Zhonghong
"PRC"	the People's Republic of China
"Purchasers"	NWCI and Hainan Zhonghong
"RMB"	Renminbi, the lawful currency of the PRC
"sq. m."	square metres
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Transfer"	the transfer of 100% of the equity interest in Hunan Success by Hunan Development, Mr. Lan and Mr. Yan to NWCI and Hainan Zhonghong
"Yuhua Land Bureau"	Yuhua District Branch office of the state-owned land administrative bureau of the PRC
"Vendors"	Hunan Development, Mr. Lan and Mr. Yan

By order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 10 May 2006

At the date of hereof, the board of directors of NWD comprises:

Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Messrs. Liang Chong-hou, David and Leung Chi-kin, Stewart; Mr. Cheng Yue-pui#, Mr. Cheng Kar-shing, Peter#, Mr. Chow Kwai-cheung#, Mr. Ho Hau-hay, Hamilton# and Mr. Liang Cheung-biu, Thomas#; Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard*, Dr. Cha Mou-sing, Payson* (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John*.*

\# *non-executive directors of NWD*

* *independent non-executive directors of NWD*

As at the date hereof, the board of directors of NWCL comprises:

Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael, Ms. Ngan Man-ying, Lynda, Mr. Fu Sze-shing#, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James* and Mr. Lee Luen-wai, John*.*

\# *non-executive director of NWCL*

* *independent non-executive directors of NWCL*

** *the unofficial English transliterations or translations are for identification purposes only*

For the purpose of this announcement, the translation of RMB into HK$ is based on the approximate exchange rate of RMB1.04 = HK$1.00.

"Please also refer to the published version of this announcement in The Standard."